August 4, 2025

Dikla Czaczkes Akselbrad
Chief Executive Officer
PolyPid Ltd.
18 Hasivim Street
Petach Tikva 4959376, Israel

       Re: PolyPid Ltd.
           Registration Statement on Form F-3
           Filed July 29, 2025
           File No. 333-289034
Dear Dikla Czaczkes Akselbrad:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Howard E. Berkenblit, Esq.